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                           February 27, 2023

       Larry Dorfman
       Principal Financial Officer
       Roots Real Estate Investment Community I, LLC
       1344 La France Street NE
       Atlanta, GA 30307

                                                        Re: Roots Real Estate
Investment Community I, LLC
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed February 24,
2023
                                                            File No. 024-11897

       Dear Larry Dorfman:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Mike Williams, Esq.